SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Microcell Telecommunications Inc.

(Name of Subject Company)

Microcell Telecommunications Inc.
(Name of Person(s) Filing Statement)

Class A Restricted Voting Shares
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
(Titles of Classes of Securities)

59501T882, 59501T874, 59501T163, 59501T171
(CUSIP Numbers of Classes of Securities)

Jocelyn Côté, Esq.
Vice President, Legal Affairs
Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec, H5A 1K3
Canada
(514) 937-2121

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

David P. Falck, Esq.	Marc B. Barbeau, Esq.
Pillsbury Winthrop LLP	Stikeman Elliott LLP
1540 Broadway	1155 Rene-Levesque Blvd. West
New York, NY 10036	Suite 4000
(212) 858-1000	Montreal, Quebec H3B 3V2
Canada
(514) 397-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [  ]

     Except as otherwise indicated herein, capitalized terms used in this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and not otherwise defined herein shall have the respective meanings given to such terms in the Company’s Directors’ Circular dated September 30, 2004 (the “Directors’ Circular”), which was mailed to all registered holders of the Company’s Securities on or about September 30, 2004. The Directors’ Circular is being filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

     This statement also constitutes the Board of Directors’ recommendation with respect to the Rogers Offers.

     In this Schedule 14D-9, except where otherwise indicated, all references to “dollars” or “$” are to Canadian dollars.

Item 1. Subject Company Information

Name and Address.

     The name of the subject company to which this Schedule 14D-9 relates is Microcell Telecommunications Inc., a corporation organized under the CBCA (the “Company” or “Microcell”). The principal executive offices of the Company are located at 800 de La Gauchetière Street West, Suite 4000, Montreal, Quebec, Canada H5A 1K3. The telephone number of the Company is (514) 937-2121.

Securities.

     The titles of the classes of equity securities to which this statement relates are the class A restricted voting shares (the “Class A Shares”) and the class B non-voting shares (the “Class B Shares” and, collectively with the Class A Shares, together with the associated Rights, the “Shares”, including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights), as well as the Warrants 2005 (the “Warrants 2005”) and the Warrants 2008 (the “Warrants 2008” and, collectively with the Warrants 2005, the “Warrants”, and together with the Shares, the “Securities”) of the Company. As of August 31, 2004, there were 200,669 Class A Restricted Voting Shares outstanding, 29,518,545 Class B Non-Voting Shares outstanding, 3,998,302 Warrants 2005 outstanding and 6,163,943 Warrants 2008 outstanding.

Item 2. Identity and Background of Filing Person

     Name and Address of Person filing this Statement.

     The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above.

     Tender Offer of the Offeror.

     This statement relates to a tender offer (the “Rogers Offers”) by Rogers Wireless Inc., a corporation incorporated under the Canada Business Corporations Act (“Rogers” or the

“Offeror”) as disclosed in its Schedule TO (“Schedule TO”) filed by the Offeror with the Securities and Exchange Commission on September 30, 2004.

     As described in the Schedule TO, the Offeror has offered to purchase all of the outstanding Shares, including any Shares which may become outstanding after the date of the Rogers Offers upon the exercise of outstanding options, warrants or other rights to purchase Shares, and Warrants, on the basis of $35.00 for each Class A Share, $35.00 for each Class B Share, $15.79 for each Warrant 2005 and $15.01 for each Warrant 2008, in each case, net to the seller in cash, without interest.

     As set forth in the Schedule TO, the Offeror maintains its registered office at 6315 Côte-de-Liesse Road, St-Laurent, Québec, Canada and its executive office at One Mount Pleasant Road, 16th Floor, Toronto, Ontario Canada. The telephone number at its executive office is (416) 935-1100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

     Except as set forth or incorporated by reference in this Item 3, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Offeror, its executive officers, directors or affiliates. The information set forth in the Directors’ Circular under the captions “Background of Rogers Offers and Response of Microcell” (p. 7), “Agreements with Rogers” (p. 14), “Shareholder Rights Plan” (p. 22), “Ownership of Securities by Directors and Senior Officers of Microcell” (p. 22), “Principal Holders of Securities” (p. 24), “Trading in Securities” (p. 24), “Issuances of Securities” (p. 30), “Ownership of Securities of Rogers” (p. 31), “Relationship Between Rogers and Directors and Senior Officers of Microcell” (p. 31) and “Arrangements Between Microcell and Its Directors and Senior Officers” (p. 32) is incorporated in this document by reference.

Item 4. The Solicitation or Recommendation

     Solicitation/Recommendation.

     The information set forth under the caption “Directors’ Recommendations” (p. 10) of the Directors’ Circular is incorporated in this document by reference.

     Background of the Offer; Reasons for Recommendation.

     The information set forth under the captions “Background of Rogers Offers and Response of Microcell” (p. 7), “Directors’ Recommendations” (p. 10), “Alternatives to the Rogers Offers” (p. 14), “Competition Matters” (p. 21) and “Opinions” (p. 41) of the Directors’ Circular is incorporated in this document by reference.

     Intent to Tender.

     The information set forth under the caption “Intentions with Respect to the Rogers Offers” (p. 24) of the Directors’ Circular is incorporated in this document by reference.

Item 5. Person/Assets Retained, Employed, Compensated or Used

     Except as set forth or incorporated by reference in this Item 5, neither Microcell nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of the Company’s Securities concerning the Rogers Offers.

     The information set forth under the caption “Engagement of Financial Advisors” (p. 33) of the Directors’ Circular is incorporated in this document by reference.

Item 6. Interest in Securities of the Subject Company

     Except as set forth or incorporated by reference in this Item 6, no transactions in the Shares have been effected during the past sixty days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company. The information set forth under the captions “Trading in Securities” (p. 24) and “Issuances of Securities” (p. 30) of the Directors’ Circular is incorporated in this document by reference.

Item 7. Purposes of the Transaction and Plans or Proposals

     Except as indicated in Items 3 and 4 above, or as set forth under the caption “Engagement of Financial Advisors” (p. 33) of the Directors’ Circular, which is incorporated in this document by reference, the Company is not engaged in any negotiation in response to the Rogers Offers which relates to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any subsidiary of the Company, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     The terms of the Support Agreement do not prohibit the Board of Directors from fulfilling its fiduciary duties to consider and, in certain circumstances, to approve or recommend a Superior Proposal. The information set forth under the caption “Agreements with Rogers  — Support Agreement — Change in Recommendation” (p. 17) is incorporated in this document by reference.

     The Board of Directors may, under certain circumstances, withdraw or modify in a manner adverse to Rogers its approval or recommendation of the Share Offers or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that such an Acquisition Proposal would constitute a Superior Proposal. In such circumstances, among others, Microcell has agreed to pay to Rogers a termination fee of $45 million. The information set forth under the caption “Agreements with Rogers — Support Agreement — Termination Fee” (p. 17) is incorporated in this document by reference.

     Except as indicated in Items 3 and 4 above, or as set forth under the captions “Directors’ Recommendations” (p. 10) and “Alternatives to the Rogers Offers” (p. 14) of the Directors’ Circular, which information is incorporated in this document by reference, there are no transactions, Board of Directors’ resolutions, agreements in principle or signed contracts in response to the Rogers Offers that relate to or would result in one or more of the events referred to above.

Item 8. Additional Information

Forward-Looking Statements

     This Schedule 14D-9 contains forward-looking statements that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as believe, intend, may, will, expect, estimate, anticipate, continue or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about Microcell’s beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. Except for ongoing obligations to disclose material information under the federal securities laws, Microcell undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

     Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; changes in applicable foreign ownership restrictions; pending and future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio emission concerns; exchange rate fluctuations; penetration and churn rates; the mix of products and services offered in our markets; whether competing bids or other transactions emerge; whether the conditions of any proposed transaction are met; and other factors discussed herein and those detailed from time to time in the Company’s filings with the Securities and Exchange Commission. You should evaluate any statements in light of these important factors.

Item 9. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)	Directors’ Circular, dated September 30, 2004, including opinions of Financial Advisors dated September 19, 2004.
(a)(2)	Offers to Purchase and Circular, dated as of September 30, 2004 (Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).
(a)(3)	Letter of Acceptance and Transmittal for the Shares (Incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(4)	Letter of Acceptance and Transmittal for the Warrants (Incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(5)	Notice of Guaranteed Delivery for the Shares (Incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(6)	Notice of Guaranteed Delivery for the Warrants (Incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(8)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).
(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO).
(a)(10)	Press Release issued by the Company on September 30, 2004.
(e)(1)	Support Agreement, dated as of September 19, 2004, between the Company and Rogers Wireless Communications Inc. (Incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission by the Company on September 23, 2004).

Exhibit No.	Exhibit Name
(e)(2)	Confidentiality Agreement among the Company, Rogers Communications Inc. and Rogers Wireless Communications Inc., dated July 14, 2004.
(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROCELL TELECOMMUNICATIONS INC.

By:	/s/ Jocelyn Côté

Name: Jocelyn Côté
Title: Vice-President, Legal Affairs and Assistant Secretary

Dated: September 30, 2004